EXHIBIT 32 .01

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of N I S
Holdings, Corp (the "Company") on Form 10-Q for the
period ended September 30, 2010 as filed with the
Securities and Exchange Commission on the date hereof
(the "Report"),

I, Cristo Kiltsikis, Chief Executive Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

(1) The Report fully complies with the
requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

(2) The information contained in the Report
fairly presents, in all material respects, the
financial condition and result of operations of
the Company.

/s/ Cristo Kiltsikis

Cristo Kiltsikis
Chief Executive Officer

November 03, 2010